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John Hancock Life Insurance Company

Law Sector                          [LOGO OF JOHN HANCOCK(R) FINANCIAL SERVICES]

John Hancock Place
P.O. Box 111
Boston, Massachusetts 02117-0111
(617) 572-8050

James C. Hoodlet
Vice President & Counsel

                                       April 5, 2006

By FAX (202) 551-6751 and US Mail

Alison White, Esq.
Senior Counsel
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     RE: John Hancock Life Insurance Company of New York Separate Account B File No. 333-131139

Dear Alison:

     The enclosed prospectus contains revisions responsive to SEC staff comments. In addition, we have made other changes that are directed either to reflecting final adjustments to the product specifications, or, in some cases, a cleaning up of prospectus language or formatting identified in the course of our post-effective update reviews.

     As I have mentioned to you previously, the system that we use to produce our prospectuses (RR Donnelley's "PB Web") does not itself have a compare functionality, a shortcoming that we're working with the company to address. Donnelley is able to produce compare documents for us by converting the file from its native PB Web format, but the resulting formatting changes produce documents that are somewhat difficult to read. Nevertheless, the comparison does point out the changes made from the version of the prospectus that we initially filed, and therefore we are providing you with a copy of such a compare document. If you have difficulty reading this document, please let me know. Hopefully you will find it useful.

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     The following are our responses to your comments in the order in which they appeared in your letter of March 9, 2006:

     1.   General

          We are planning to request the staff for an effective date of May 1, 2006 for this registration. We will be updating the financial statements and other information to December 31, 2005.

     2.   Guide to this Prospectus

          The staff's comment requests us to clarify that "the prospectuses for the underlying portfolios" include the prospectuses of the American Fund Portfolios and the corresponding master funds of the American Fund Insurance Series." If it acceptable to the staff, we would prefer to make the suggested point more generally, in order that we might not have to amend this provision in the future if we should decide to include other master-feeder funds among the portfolios. The language that we are proposing to insert reads as follows:

          In the case of any portfolios that are operated as "feeder funds", the prospectus for the corresponding "master fund" is also provided.

     3.   Summary of Benefits and Risks - Policy Loans

          In response to the staff's comment, we are proposing replacing the last sentence under "Policy Loans" with the following:

          Policy loans permanently affect the calculation of your policy value, and may also result in adverse tax consequences.

     4.   Summary of Benefits and Risks - Tax Risks

          As requested, we have highlighted with italics the statement "There is a tax risk associated with policy loans."

     5.   The Policy Value

          In response to the staff's comment, we are proposing to amend the second sentence of the third paragraph under "Transfers of existing policy value" to read as follows:

          For purposes of this restriction, and in applying the limitation on the number of free transfers, transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern Time) to the close of that business day (usually 4:00 p.m. Eastern Time) are considered one transfer.

     6.   Surrenders and Withdrawals

          The staff's comments requested that we include a page number in our cross-reference to the discussion on "Base Face Amount vs. Supplemental Face Amount." With the Form N-6 registration statement for the Separate Account N relating to the Corporate VUL insurance policies to be offered by John Hancock Life Insurance Company (U.S.A.)(File No. 811-5130), we had advised the staff of the change in our formats to no longer present page references in the text to cited sections of the prospectus. Providing such page references is time consuming and prone to error as we work through the various prospectus drafts, and offers the investors little benefit given

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     the existence of the page references in the Table of Contents. For these reasons, we are hoping that we will not have to include page references in this or our other prospectuses.

     7.   Powers of Attorney

          The staff's comments requested that we file new powers of attorney that relate to each specific filing. In our subsequent discussion, I understood that the staff intends each "filing" to refer to each separate 1933 Act file number. We are providing the power of attorney for this registration with this Pre-Effective Amendment No. 1.

     8.   Back Cover Page

          The staff's comments requested that we disclose the 1933 Act file number for this policy on the back cover page of the prospectus. This disclosure has been added.

     9.   Financial Statements, Exhibits and Other Information

          The financial statements, exhibits and other required disclosure not included in the initial registration statement filing are being provided in this Pre-Effective Amendment No. 1.

     In addition to our responses to the comments that appeared in your letter of March 9, 2006, I mentioned above that we have made other changes that are directed either to reflecting final adjustments to the product specifications, or, in some cases, a cleaning up of prospectus language or formatting identified in the course of our post-effective update reviews (including the changes made in our 485(b)(1)(viii) "template" filing). Other revisions are intended to provide additional disclosure that we believe will be helpful to investors, including the following:

     1.   Guide to this Prospectus

          You will also note that the last paragraph has been expanded to direct investors to the separate prospectuses for the underlying portfolios. With those prospectuses being separate from the product prospectuses, we have concluded that this additional disclosure would be beneficial.

     2.   Detailed Information - Your investment options

          In the last paragraph prior to the table of portfolios and portfolio managers, we have added additional disclosure to help clarify for investors that the underlying portfolios offered in connection with this product are not to be compared with retail mutual funds.

Request for Acceleration

     We hereby request an order to accelerate the effectiveness of the above-referenced amendment to May 1, 2006. The Registrant and its Principal Underwriter have authorized us to

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hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

     The Commission staff has requested that the Registrant acknowledge and agree, and the Registrant does, hereby acknowledge and agree, that:

  . should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  . the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  . the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions about the enclosed documents, please call me at
(617) 572-9197. Thank you.

                                       Sincerely,


                                       /s/ James C. Hoodlet
                                       James C. Hoodlet

Enclosure